

Mail Stop 3720

July 30, 2007

<u>**Via U.S. Mail and Fax (404-261-9607)**</u>
Mr. James C. Ryan
Sr. Vice President and Chief Financial Officer
Gray Television, Inc.
370 Peachtree Road, NE
Atlanta, GA 30319

      RE: **Gray Television, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 15, 2007

              Form 10-Q for March 31, 2007
              File No. 1-13796

Dear Mr. Ryan:

The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director